# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SYNCHRONOSS TECHNOLOGIES INC, CIK 0001131554
CUSIP: 87157B103
Title of class of securities: Common Stock, par value $0.0001 par value
Address of issuer's principal executive offices: 200 CROSSING BOULEVARD, 3RD FLOOR, BRIDGEWATER, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 03/14/2025
Filed by CIK 0001464790
Persons authorized to receive notices and communications: Bryant R. Riley, B. Riley Financial, Inc., 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, (818) 884-3737

## Reporting persons
- B. Riley Financial, Inc. (CIK 0001464790): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,000; sole dispositive power 0; shared dispositive power 15,000; aggregate amount beneficially owned 15,000 (0.1% of the class)
  Comment: * Percent of class is calculated based on 11,490,918 shares of common stock, par value $0.0001 (the "Common Stock"), of Synchronoss Technologies, Inc. (the "Issuer") outstanding as of March 7, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 12, 2025 (the "10-K").
- B. Riley Securities, Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 496,474; sole dispositive power 0; shared dispositive power 496,474; aggregate amount beneficially owned 496,474 (4.3% of the class)
  Comment: * Percent of class is calculated based on 11,490,918 shares of Common Stock of the Issuer outstanding as of March 7, 2025, as reported by the Issuer in the 10-K.
- B. Riley Principal Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,000; sole dispositive power 0; shared dispositive power 15,000; aggregate amount beneficially owned 15,000 (0.1% of the class)
  Comment: * Percent of class is calculated based on 11,490,918 shares of Common Stock of the Issuer outstanding as of March 7, 2025, as reported by the Issuer in the 10-K.
- Bryant R. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 6,092; shared voting power 15,000; sole dispositive power 6,092; shared dispositive power 15,000; aggregate amount beneficially owned 21,092 (0.2% of the class)
  Comment: * Percent of class is calculated based on 11,490,918 shares of Common Stock of the Issuer outstanding as of March 7, 2025, as reported by the Issuer in the 10-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 par value
Name of issuer: SYNCHRONOSS TECHNOLOGIES INC
Comment: This Amendment No. 11 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on July 6, 2021, as amended by Amendment No. 1 filed on October 29, 2021, Amendment No. 2 filed on March 15, 2022, Amendment No. 3 filed on March 13, 2023, Amendment No. 4 filed on March 21, 2023, Amendment No. 5 filed on November 1, 2023, Amendment No. 6 filed on July 2, 2024, Amendment No. 7 filed on August 14, 2024, Amendment No. 8 filed on August 21, 2024, Amendment No. 9 filed on September 5, 2024, and Amendment No. 10 filed on October 1, 2024 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.0001 per share (the "Common Stock" or "Shares"), of Synchronoss Technologies Inc., a Delaware corporation (the "Issuer or "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
1. B. Riley Financial, Inc. ("BRF")
2. B. Riley Securities, Inc. ("BRS")
3. B. Riley Principal Investments, LLC ("BRPI"); and
4. Bryant R. Riley
Residence or business address: 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.
Present principal occupation or employment:
The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF's knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.
The principal business of BRS is serving as a broker dealer.
The principal business of BRPI is investing in securities.
Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Delaware, United States of America

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1. As of the date hereof, BRPI beneficially owned directly 15,000 shares of Common Stock. BRF is the parent company of BRPI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRPI.

2. As of the date hereof, BRS beneficially owned directly 496,474 shares of Common Stock. As previously disclosed, on March 11, 2025, BRF effected a transaction pursuant to which BRF separated B. Riley Securities Holding, LLC ("BRSH"), the parent company of BRS, from BRF. As a result of the transaction, BRS implemented its own operating and governance structure and established a board of directors independent from BRF. As a result, BRF is no longer the beneficial owner of the Shares held by BRS.

3. Bryant R. Riley may be deemed to indirectly beneficially own 6,092 shares of Common Stock, of which (i) 5,000 are held jointly with his wife, Carleen Riley, (ii) 273 are held as sole custodian for the benefit of Abigail Riley, (iii) 273 are held as sole custodian for the benefit of Charlie Riley, (iv) 273 are held as sole custodian for the benefit of Eloise Riley, and (v) 273 are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley may also be deemed to indirectly beneficially own the 15,000 shares of Common Stock held directly by BRPI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRPI in each case except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Schedule B of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date hereof, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated as follows:
Exhibit No. Description
1* Joint Filing Agreement by and among the Reporting Persons.
A* Executive Officers and Directors of B. Riley Financial, Inc
B* Transactions within the Past 60 Days

* Filed herewith.

## Signatures
- B. Riley Financial, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (03/18/2025)
- B. Riley Securities, Inc.: /s/ Andrew Moore, Andrew Moore/Chief Executive Officer (03/18/2025)
- B. Riley Principal Investments, LLC: /s/ Bryant Riley, Bryant Riley/Authorized Signatory (03/18/2025)
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (03/18/2025)